

13010959

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
ANNUAL AUDITED REPORT Mail Processing
FORM X-17A-5 Section
PART III   FEB 2 7 2013

FACING PAGE   Washington DC
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 27305

REPORT FOR THE PERIOD BEGINNING __01/01/12__ AND ENDING __12/31/12__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Painter, Smith, and Gorian Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1200 California Street, Suite 220
                                    (No. and Street)

Redlands,   CA   92374
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles E. Painter   (909) 557-2800
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Oliva, Goddard & Wright, CPA's
                (Name – *if individual, state last, first, middle name*)

9333 Genesee Avenue, Suite 100   San Diego   CA   92121
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, ___Charles E. Painter_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Painter, Smith, and Gorian Inc._____, as of ___December 31_____, 20_12____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See attached Acknowledgment
or Jurat certificate.

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat

State of <u>California</u>
} ss.
County of <u>San Bernardino</u>

Subscribed and sworn to (or affirmed) before me, <u>Jill Trick, Notary Public</u>
Name of commissioned notary

on this <u>26th</u> day of <u>February</u>, <u>2013</u> by

<u>Charles E. Painter</u>
Name of affiant

proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Signature _____
Notary's Signature

JILL TRICK
Commission # 1874949
Notary Public - California
San Bernardino County
My Comm. Expires Jan 17, 2014

(Stamp clear impression of notary seal above)

Optional Information

Description of the attached Document

<u>Annual Audited Report Form X-17A-5</u>
Title of Document

<u>2</u>
Number of Pages

<u>February 26, 2013</u>
Document Date

<u>Method of Affiant Identification</u>

Proved to me on the basis of satisfactory evidence:

☐ form(s) of identification   ☐ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____   Entry # _____

Notary contact: _____

<u>Other</u> _____

☐ Affiant(s) thumbprint(s) ☐ Describe: _____

_____

Table of Contents

Page

Independent Auditors' Report   1

Financial Statements

Statement of Financial Condition   3
Statement of Income   4
Statement of Stockholders' Equity   5
Statement of Cash Flows   6
Notes to Financial Statements   7

Supplemental Information

Computation of Net Capital Under Rule 15c3-1
    of the Securities and Exchange Commission   Schedule I   11
Computation of Determination of Reserve Requirements
    Under Rule 15c3-3 of the Securities and Exchange Commission   Schedule II   12
Information Relating to Possession or Control Requirements
    Under Rule 15c3-3 of the Securities and Exchange Commission   Schedule III   13
Schedule of Segregation Requirements and Funds in Segregation for
    Customers' Regulated Commodity Futures and Options Accounts   Schedule IV   14

Auditors' Report on Internal Control   15

Independent Accountants' Report on Applying Agreed-Upon Procedures
    Related to an Entity's SIPC Assessment Reconciliation   17
Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC 7)]   18



Independent Auditors' Report

To the Board of Directors
Painter, Smith, and Gorian Inc.

We have audited the accompanying financial statements of Painter, Smith, and Gorian Inc. (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income and stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Painter, Smith, and Gorian Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information presented on pages 11 through 18 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Oliva, Goddard & Wright
February 5, 2013

Painter, Smith, and Gorian Inc.

Statement of Financial Condition

December 31, 2012

ASSETS		
Cash	$	42,086
Deposits with clearing organizations		101,223
Receivables from broker-dealers and clearing organizations		67,464
Marketable securities		226,151
Equipment and leasehold improvements, net		64,691
Other assets		14,680
Total assets	$	516,295
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	17,185
Total liabilities		17,185
Stockholders' equity		
Common stock, no par value		
Authorized: 10,000 shares		
Issued and outstanding: 528 shares		19,772
Retained earnings		479,338
Total stockholders' equity		499,110
Total liabilities and stockholders' equity	$	516,295

See accompanying notes to financial statements.

Painter, Smith, and Gorian Inc.

Statement of Income

Year Ended December 31, 2012

Revenues		
Commissions	$	836,817
Principal transactions		379,384
Interest and dividends		1,579
Investment advisory fees		403,317
Other income		4,019
		1,625,116
Expenses		
Employee compensation and benefits		1,021,175
Brokerage, exchange and clearance fees		118,243
Communications and data processing		70,617
Occupancy		246,633
Other expenses		164,847
		1,621,515
Income before income taxes		3,601
Income tax expense		800
Net income	$	2,801

Painter, Smith, and Gorian Inc.

Statement of Stockholders' Equity

Year Ended December 31, 2012

| | Common Stock | | Retained | |
	Shares	Amount	Earnings	Total
Balance, December 31, 2011	528	$ 19,772	$ 476,537	$ 496,309
Net income	–	–	2,801	2,801
Balance, December 31, 2012	528	$ 19,772	$ 479,338	$ 499,110

See accompanying notes to financial statements.

Painter, Smith, and Gorian Inc.

Statement of Cash Flows

Year Ended December 31, 2012

Cash flows from operating activities		
Net income	$	2,801
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		23,077
(Increase) decrease in operating assets		
Deposits with clearing organizations		(68,042)
Receivable from broker-dealers and clearing organizations		9,045
Marketable securities		23,957
Increase in accounts payable and accrued expenses		4,719
Net cash used in operating activities		(4,443)
Cash flows from investing activities		
Purchases of equipment		(4,432)
Net cash used in investing activities		(4,432)
Net decrease in cash		(8,875)
Cash		
Balance at December 31, 2011		50,961
Balance at December 31, 2012	$	42,086
Cash paid for:		
Income taxes	$	800

See accompanying notes to financial statements.

Painter, Smith, and Gorian Inc.

Notes to Financial Statements

1.   Description of the Company

Painter, Smith, and Gorian Inc. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC). The Company provides agency transactions for customers, buys and sells for their own account, and offers financial advisory services. The Company operates as a nonclearing broker-dealer on a fully-disclosed basis and, therefore, does not carry customer accounts on its books. Although the Company clears all of its customers' transactions through a single broker-dealer, management believes that alternative sources are available to perform this service on comparable terms.

2.   Summary of Significant Accounting Policies

Use of Estimates

The preparation of these financial statements requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Subsequent Events

Management has considered events occurring through February 5, 2013 in its evaluation of the conditions on which estimates were based or for changes in conditions subsequent to the balance sheet date which should be disclosed. The financial statements were available to be issued at this date.

Fair Value

Fair value is the amount for which an asset could be exchanged or a liability settled between knowledgeable, willing parties in an arms' length transaction. The Company carries its marketable securities at fair value. The fair value of marketable securities is measured using quoted prices in an active market (Level I inputs).

Marketable Securities

Securities transactions entered into for the account of the Company are recorded on a trade-date basis.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the assets. Additions and major improvements are capitalized, while expenditures for maintenance, repairs, and minor improvements are expensed as incurred. Leasehold improvements are amortized using the straight method over thirty-nine years. Useful lives range from three to seven years

Revenue Recognition

Commissions on customers' transactions are reported on a settlement date basis. Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Painter, Smith, and Gorian Inc.

Notes to Financial Statements

2.   Summary of Significant Accounting Policies (Continued)

Income Taxes

Income taxes are recognized as transactions are reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between amounts reported for financial statement purposes and amounts as measured by income tax laws and regulations. Furthermore, deferred tax assets are recognized for income tax carryforwards. The Company evaluates the likelihood of realizing future benefits of deferred income tax assets and provides a valuation allowance when it is more likely than not that some or all of deferred income tax assets will not be realized.

3.   Marketable Securities

Marketable securities consisted of the following:

Obligations of United States government	$ 224,995
Money market funds	1,156
	$ 226,151

4.   Equipment and Improvements

The following is a summary of equipment and improvements:

Equipment	$ 208,777
Leasehold improvements	38,005
	246,782
Less accumulated depreciation and amortization	(182,091)
	$ 64,691

5.   Retirement Plan

The Company has a defined contribution plan for substantially all of its employees. Contributions to the plan are at the discretion of management. The Company did not make a contribution to the plan for 2012.

Painter, Smith, and Gorian Inc.

Notes to Financial Statements

6. Income Taxes

The income tax expense consisted of the following components at December 31, 2012:

	Federal	State	Total
Current expense	$ –	$ 800	$ 800
Deferred expense	2,248	1,393	3,641
Change in valuation allowance	(2,248)	(1,393)	(3,641)
Income tax expense	$ –	$ 800	$ 800

The income tax expense differs from the federal statutory income tax rate because of the effect of graduated tax rates, the inclusion of state income taxes, the effect of nondeductible expenses, and depreciation.

The Company has established a valuation allowance for deferred income tax assets because it is not reasonably certain that sufficient future taxable income will be generated to allow realization of tax benefits. The allowance has been maintained at an amount such that the amount of benefit to be realized from deferred income tax assets is limited to the amount of deferred tax liabilities. Accordingly, changes in the allowance from year to year result in charges or credits to income tax expense.

Deferred income taxes are attributable to temporary differences in reporting certain items of income and expense for financial statement and income tax purposes and income tax carryforwards. The temporary differences are primarily depreciation expense. Furthermore, deferred income tax assets have been recognized for federal and state carryforwards.

The Company's total deferred income tax assets and liabilities and valuation allowance were as follows at December 31, 2012:

	2012
Total deferred income tax assets	$ 17,965
Total deferred income tax liabilities	(4,627)
Net deferred income tax assets	13,338
Less valuation allowance	(13,338)
	$ -

The Company had neither unrecognized tax benefits during the year nor any interest or penalties on unrecognized tax benefits. The Company is subject to tax examination for federal taxes for 2009 and later years and for California taxes for 2008 and later years.

At December 31, 2012, the Company has net operating loss carryforwards for federal income tax purposes of approximately $4,400 that expire beginning December 31, 2031 and net operating loss carryforwards for state purposes of approximately $122,000 that expire beginning December 31, 2029.

Painter, Smith, and Gorian Inc.

Notes to Financial Statements

7.   Lease Commitments

The Company leases its office facilities under a noncancellable agreement which expires in 2014. This lease allows the Company to renew the lease for two additional five-year terms. Lease expense for all operating leases for 2012 totaled$180,391. The annual future minimum lease payments at December 31, 2012 are as follows:

2013	$ 161,642
2014	108,556
	$ 270,198

8.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as defined) shall not exceed 15 to 1 and also provides that dividends may not be paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of approximately $419,716, which was $169,716 in excess of its minimum required net capital of $250,000.

Supplemental Information

Painter, Smith, and Gorian Inc.

Computation of Net Capital Under Rule 15c3-1 of the Security and Exchange Commission

December 31, 2012

Net capital

Total stockholders' equity	$	499,110
Deduction of stockholders' equity not allowable for net capital		–
Total stockholders' equity qualified for net capital		499,110
Deductions and/or charges:		
Property and equipment, net		(64,691)
Other assets		(14,680)
Net capital before haircut on securities		419,739
Less haircuts on securities:		
United States government obligations		–
Certificates of deposit		–
Money market funds		23
State and municipal government obligations		–
Corporate obligations		–
Net capital	$	419,716

Aggregate indebtedness

Accounts payable and accrued expenses	$	17,185
Total aggregate indebtedness	$	17,185

Computation of basic net capital requirement

Minimum net capital required	$	250,000
Excess net capital	$	169,716
Excess net capital at 1,000 percent	$	417,998
Ratio: Aggregate indebtedness to net capital		0.04

Reconciliation to net capital in Part II of Form X-17A-5

Net capital, as reported in Company's Part II FOCUS report	$	419,716
	$	419,716

Painter, Smith, and Gorian Inc.

Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company clears on a fully disclosed basis and holds no customer funds or securities. Accordingly, the computation of the reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission is not applicable because the Company is exempt under paragraph (k)(2)(ii) of the Rule.

Painter, Smith, and Gorian Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker, which carries all of the accounts of such customers. The Company maintains a Special Account for the Exclusive Benefit of Customers for the sole purpose of effectuating mutual fund purchases on behalf of customers. Therefore, the Company is exempt from the Possession and Control Requirements and the Special Reserve Bank Account Requirement pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3.

Painter, Smith, and Gorian Inc.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

December 31, 2012

The Company is not registered as a futures commission merchant. Accordingly, this schedule is not applicable.



Oliva Goddard & Wright
CERTIFIED PUBLIC ACCOUNTANTS

Auditors' Report on Internal Control

To the Board of Directors
Painter, Smith, and Gorian Inc.

In planning and performing our audit of the financial statements and supplemental information of Painter, Smith, and Gorian Inc. (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered Painter, Smith, and Gorian Inc.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers, or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses, and, therefore, there can be no assurance that all such deficiencies have been identified. However, as discussed below, we noted certain deficiencies in internal control that we consider to be significant deficiencies.

9333 GENESEE AVENUE, SUITE 110, SAN DIEGO, CA 92121
(858) 554-0600 · FAX: (858) 554-0666

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

A significant deficiency is a deficiency or a combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

We consider the following deficiency in internal control to be a significant deficiency that has been previously communicated to management and represents a conscious decision by management to accept that degree of risk because of cost or other considerations. Management is responsible for making decisions concerning costs to be incurred and related benefits.

Lack of Expertise in Financial Accounting and Reporting

A system of internal control over financial reporting includes controls over financial statements preparation, including footnote disclosures. The Company does not have a person with the skills and knowledge to prepare financial statements including all disclosures required by generally accepted accounting principles. Management has advised us that they believe the benefits of employing this level of expertise do not warrant the associated costs.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures which do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This communication is intended solely for the information and use of the Company's Board of Directors and management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to, and should not, be used by anyone other than these specified parties.

Alwa, Goddard + Wright

February 5, 2013


Oliva Goddard & Wright
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Painter, Smith, and Gorian Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC 7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by Painter, Smith, and Gorian Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Painter, Smith, and Gorian Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC 7). Painter, Smith, and Gorian Inc.'s management is responsible for Painter, Smith, and Gorian Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective disbursement records entries, noting no differences.

2. We compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. We found a difference in the amount of the adjustment reported on Line 2c(1) in the amount of $438,304. The amount in working papers indicates the correct amount was actually $438,327, a difference of $23. The difference related to the amount of the exclusion of deductible income from 529 Plan's.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to, and should not, be used by anyone other than these specified parties.

Oliva, Goddard + Wright

February 5, 2013

17

Painter, Smith, and Gorian Inc.

Financial Statements

and

Supplemental Information

with

Independent Auditors' Report

December 31, 2012

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington. D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member. address. Designated Examining Authority. 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 027305   FINRA   DEC
> PAINTER SMITH AND GORIAN INC   19*19
> 1200 CALIFORNIA ST STE 220
> REDLANDS CA 92374-2948

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Charles E. Painter 909 557-5800

2. A. General Assessment (item 2e from page 2) $ 2671.00

   B. Less payment made with SIPC-6 filed (exclude interest)   (1277.00   )
      July 10, 2012
      Date Paid

   C. Less prior overpayment applied   (0.00   )

   D. Assessment balance due or (overpayment)   1394.00

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   0.00

   F. Total assessment balance and interest due (or overpayment carried forward) $

   G. PAID WITH THIS FORM:
      Check enclosed. payable to SIPC
      Total (must be same as F above) $ 1394.00

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Painter, Smith and Gorian
(Name of Corporation. Partnership or other organization)

_____
(Authorized Signature)

Dated the **17th** day of **January** . 20**13** .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

                              Documentation _____

Calculations _____

Exceptions:

Disposition of exceptions:

Forward Copy _____

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Eliminate cents

No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $_1,625,116

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   0

(2) Net loss from principal transactions in securities in trading accounts.   0

(3) Net loss from principal transactions in commodities in trading accounts.   0

(4) Interest and dividend expense deducted in determining item 2a.   0

(5) Net loss from management of or participation in the underwriting or distribution of securities.   0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   0

(7) Net loss from securities in investment accounts.   0

Total additions   0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   438,304

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   118,243

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.   150

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii)

Total deductions   556,697

2d. SIPC Net Operating Revenues $ 1,068,419

2e. General Assessment @ .0025 $ 2671.00

(to page 1, line 2.A.)

19